05040971

...ES
...E COMMISSION
Washington, D.C. 205...

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response . . . 12.00	

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2005
DIVISION OF MARKET REGULATION

APR 1 2005

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
~~8-12345~~ 8-46433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GBS Retirement Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Two Gannett Drive, 2nd Floor
(No. and Street)

White Plains	NY	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Marren **(630) 694-5174**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 1 2005
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Gallagher Benefit Services, Inc.

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Gallagher Benefit Services, Inc., which in turn is a wholly owned subsidiary of Arthur J. Gallagher & Co., as of December 31, 2004, and the related statements of earnings, cash flows, and stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 9, 2005

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 5,709,794
Investments, at fair value	1,493,046
Interest receivable	6,798
Accounts receivable – affiliates	3,378,145
Prepaid and other assets	40,849
Fixed assets – at cost, less accumulated depreciation and amortization of $226,329	148,588
Deferred income tax asset recoverable from Arthur J. Gallagher & Co.	43,177
	$ 10,820,397
Liabilities and stockholder's equity	
Income taxes payable to Arthur J. Gallagher & Co.	$ 42,996
Accounts payable – affiliates	529,102
Other liabilities	134,318
	706,416
Stockholder's equity:	
Common stock, $1 par value – authorized, issued, and outstanding – 1,000 shares (owned by Arthur J. Gallagher & Co.)	1,000
Capital in excess of par value	332,819
Retained earnings	9,780,162
	10,113,981
	$ 10,820,397

See notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993 and is a wholly owned subsidiary of Gallagher Benefit Services, Inc., (GBS), which in turn is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher).

The Company is a broker, consultant, and National Association of Securities Dealers (NASD) registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. The Company's commission revenues were received from approximately ten different insurance and mutual fund companies, of which approximately 80% was received from two insurance and mutual fund companies. In addition, approximately 31% of commission revenues were generated from insurance and mutual fund products sold to one customer.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2004, the Company had all of its cash and cash equivalents invested at one financial institution.

Investments

Investments consist of fixed maturity U.S. government and agency securities and mortgage-backed securities and are recorded at fair value. Changes in fair value on fixed maturities are included as revenue in the statement of earnings. Fair value is determined using independent pricing sources.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commissions on premiums billed directly by insurance and mutual fund companies are recognized as income when the commissions are received by the Company.

Fixed Assets

Furniture and equipment with a cost of $305,998 are depreciated using the straight-line method based on estimated useful lives. Leasehold improvements with a cost of $68,920 are depreciated using the straight-line method over the remaining term of the lease.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate Company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher. During 2004, the Company revised their intercompany tax-sharing agreement with Gallagher, which caused a decrease to the income tax payable to Gallagher by approximately $344,000 as of December 31, 2004. $323,719 of this adjustment was recorded as a capital contribution with the remaining balance going through current-year earnings.

2. Investments

The amortized cost and fair value of the Company's investments in fixed maturities at December 31, 2004, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agency securities	$ 1,042,424	$ 53	$ 10,164	$ 1,032,313
Mortgage-backed securities	458,375	2,783	425	460,733
Total fixed maturities	$ 1,500,799	$ 2,836	$ 10,589	$ 1,493,046

2. Investments (continued)

The unrealized losses at December 31, 2004, are related to interest rate movement or spread widening. The amortized cost and fair value of the Company's investments in fixed maturities by contractual maturity at December 31, 2004, are as follows:

	Amortized Cost	Fair Value
Due in one year or less	$ –	$ –
Due after one year through five years	97,180	95,768
Due after five years through ten years	216,289	213,243
Due after ten years	728,955	723,302
Mortgage-backed securities	458,375	460,733
	$ 1,500,799	$ 1,493,046

3. Related Party Transactions

Cash has been invested by the Company with Gallagher during the year. Investment income includes an allocation of interest earned on the invested cash.

Certain operating expenses are allocated directly by Gallagher to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as other operating expenses and salaries and employee benefits on the Company's statement of earnings. Expenses allocated to the Company in 2004 were as follows:

Allocated expenses from Arthur J. Gallagher & Co.	$ 168,000
Business insurance premiums	$ 132,000
Accounting and management services	251,349
Total (included in other operating expenses)	$ 383,349
Employee group insurance and various payroll tax-related items	$ 432,000

Employee group insurance and various payroll tax-related items include expenses related to retirement plans. Although the bases of allocation of the various expenses are considered reasonable, other allocation bases could produce different results. Also, see Notes 6 and 7.

4. Commitments

The Company leases its office space and various equipment under noncancelable operating leases. Rent expense was $161,793 in 2004. Minimum aggregate rental commitments at December 31, 2004, under noncancelable operating leases that have initial terms of more than one year are as follows:

2005	$ 146,738
2006	147,875
2007	153,563
2008	127,969
2009	–
	$ 576,145

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital (as defined under Rule 15c3-1) of $6,431,698 and a net capital requirement of $47,094. The Company's aggregate indebtedness to net capital ratio was .11 to 1.

6. Retirement Plans

Substantially all of the Company's employees are covered by Gallagher's contributory savings and thrift plan. Annual contributions are determined at the discretion of Gallagher's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes.

Substantially all of the Company's employees who have attained a specified age and one year of employment are covered by Gallagher's domestic, noncontributory, defined-benefit pension plan. Benefits under this plan are based on years of service and salary history in the last ten years of employment.

Total employee benefit plan expense allocated to the Company based on total salaries amounted to $111,000 in 2004.

7. Income Taxes

Significant components of the provision for income taxes in 2004 include the following:

Federal:	
Current	$ 344,250
Deferred	(7,774)
	336,476
State and local:	
Current	81,322
Deferred	(1,111)
	80,211
	$ 416,687

At December 31, 2004, the Company's net deferred income tax asset is attributable to accrued expenses, which are not currently deductible for income tax purposes.

During 2004, there was no valuation allowance or changes in the valuation allowance. The 2004 effective tax rate exceeds the statutory federal rate of 35% due principally to state and local income taxes as shown above, net of federal tax effect. The Company paid income taxes of $362,000 to Gallagher in 2004.